SBH ASSOCIATES, INC.

Houston, TX

May 24, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SBH Associates, Inc. (the “Company” or “Issuer”)

File No.: 333-187245

Dear Sirs:

We confirm that the Company is aware that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Shelagh Bone Hunter

Shelagh Bone Hunter

Chief Executive Officer